KENTUCKY BANCSHARES, INC.

P.O. Box 157

Paris, Kentucky 40362-0157

May 29, 2015

Via EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn: Jessica Livingston

Re:                             Kentucky Bancshares, Inc.

Pre-Effective Amendment No. 1 to Registration Statement on Form S-4, filed May 27, 2015 (File No. 333-203632)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the above-captioned Pre-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (the “Registration Statement”) of Kentucky Bancshares, Inc. (the “Registrant”) be declared effective at 4:00 p.m. on June 1, 2015, or as soon thereafter as may be practicable.

The Registrant hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this written request for acceleration as confirmation by the Registrant of its awareness of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities covered by the Registration Statement.

Please do not hesitate to contact the Registrant’s counsel, J. David Smith, Jr. (859-231-3062), or Richard H. Mains (859-721-2272), should you have any questions regarding the foregoing.

Respectfully submitted,

/s/ GREGORY J. DAWSON

Gregory J. Dawson
Chief Financial Officer